FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TEVA TO ACQUIRE CEPHALON IN $6.8 BILLION TRANSACTION

●      Enhances and Diversifies Teva`s Branded Portfolio

●      Pipeline and Marketed Products Broaden Reach into Key Therapeutic Areas Including CNS, Oncology, Respiratory and Pain Management

●      Attractive Economics with at Least $500 Million in Cost Synergies

●      Accretive to non-GAAP Earnings Immediately; Accretive to GAAP Earnings Within Fourth Quarter of Closing

JERUSALEM, ISRAEL and FRAZER, PA - May 2, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Cephalon, Inc. (NASDAQ: CEPH) today announced that their Boards of Directors have unanimously approved a definitive agreement under which Teva will acquire all of the outstanding shares of Cephalon for $81.50 per share in cash, or a total enterprise value of approximately $6.8 billion.  The transaction is not conditioned on financing and is expected to be completed in the third quarter of 2011.

The transaction reinforces Teva`s long term strategy of building out its branded and specialty pharmaceuticals business through diversification and expansion of the company`s product portfolio and pipeline.  The combined company will utilize its complementary commercial, R&D and operational capabilities.  It will capture value by providing customers with a broad spectrum of specialty branded products.  The combined company`s sizable branded portfolio represents approximately $7 billion in sales, with a robust pipeline including more than 30 late-stage compounds. The transaction will create immediate and sustainable value in niche therapeutic areas including CNS, oncology, respiratory and pain management.  The combined company will become a leader in specialty pharma.

"We are embarking today on a new and exciting future for Teva`s branded business, and we are delighted that we will be working together with the Cephalon team," said Shlomo Yanai, President and Chief Executive Officer of Teva.  "This is transforming for Teva`s branded business, as it will help us to deliver on our strategic goal of creating a diversified, multi-faceted company. We have been following Cephalon for a long time and are very happy with the opportunity to join forces. Our significantly broader portfolio will permit marketing and sales synergies and enhance profitability.  We look forward to welcoming our colleagues at Cephalon to the Teva family."

"Cephalon's merger with Teva is the result of a rigorous process that included a review of a wide-range of strategic options undertaken by Cephalon's Board of Directors and management team to maximize value and deliver significant returns to shareholders," said Kevin Buchi, Chief Executive Officer of Cephalon.  "By joining forces with Teva, we will benefit from their scale, worldwide reach and operational excellence, allowing us to further pursue our shared goals of delivering new, innovative therapies to help patients around the world.  Teva shares our strong commitment to R&D, and we believe our pipeline will thrive under their leadership.  We look forward to working with the Teva team to ensure a smooth transition and complete the transaction as expeditiously as possible."

Price and Premiums

The purchase price of $81.50 per share represents a 39% premium to Cephalon`s stock price on March 29, 2011, the last closing price before the unsolicited proposal was announced; a premium of 44% to Cephalon`s average closing stock price over the last 30 trading days prior to the unsolicited proposal; a 12% premium to the unsolicited proposal of $73.00 per share; and a premium of 6% to Cephalon`s closing stock price on April 29, 2011, the last trading day prior to today`s announcement.  The transaction is expected to be immediately accretive to Teva`s non-GAAP earnings per share and accretive to Teva`s GAAP earnings within the fourth quarter of closing.

Strategic and Financial Benefits of the Transaction

●        Diversifies Teva`s Branded Portfolio and Provides Access to New Therapeutic Segments: Together Teva and Cephalon will offer broad market appeal across the pharma spectrum with products that are highly complementary.  As a result of the transaction, Teva will expand and diversify its marketed products in CNS, and will add commercial presence in oncology and pain management.  The combined company will have more than 20 branded products, with pro forma branded sales of approximately $7 billion.

●        Provides Attractive and Highly Complementary Pipeline with Significant Value: Cephalon`s attractive pipeline of late-stage products enhances Teva`s pipeline in key therapeutic areas including CNS, oncology, and respiratory, and expands into new areas such as pain management.  The combined company will have more than 30 compounds in late-stage development, including three products in filing stage.  The pipeline has a long patent life and is well positioned for future growth and success.

●        Enhances Branded Commercial and R&D Capabilities: Teva will benefit from Cephalon`s brand expertise, infrastructure and talent in specialty pharma.  Teva and Cephalon share complementary commercial and R&D capabilities, with proven teams of talented employees with experience in bringing products to market.

●        Delivers Significant Synergies: By taking advantage of the best of both companies, Teva expects to realize annual cost synergies of at least $500 million in year three following the transaction`s close.

●        Accretive to Earnings: The transaction is expected to be immediately accretive to Teva`s non-GAAP earnings per share and accretive to Teva`s GAAP earnings within the fourth quarter of closing.

●        Enhances Global Generic Footprint: With Mepha, Teva will benefit from the #1 generics company in Switzerland with a geographic presence in CEE, Africa and Latin America.  Mepha provides Teva with a presence in high growth emerging markets.

●        Reinforces Teva`s Long Term Strategy: The transaction reinforces Teva`s long term strategy to drive increased diversification across business units, products and geographies.  The combined company`s broad product portfolio is expected to support Teva in achieving its stated goal of growing its branded revenues from $4.6 billion in 2010 to over $9 billion in 2015.

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Financing and Approvals

The transaction has no financing condition.  Teva intends to finance the transaction through cash on hand, lines of credit and the public debt market.

The transaction is subject to the satisfaction of customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and clearance by the European Commission under the EC Merger Regulation, as well as the approval of Cephalon stockholders.  The transaction is expected to be completed in the third quarter of 2011.

Advisors

Credit Suisse Securities (USA) LLC is serving as Teva`s financial advisor, and Kirkland & Ellis LLP is serving as its legal counsel.  Deutsche Bank Securities Inc. and BofA Merrill Lynch are serving as Cephalon`s financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as its legal counsel.

Conference Call and Webcast

Teva and Cephalon will host a conference call to discuss the transaction today at 8:30 AM EDT.  The number to call within the United States is 866-713-8566 or 617-597-5325 internationally, using participant code 35520320.  The webcast and accompanying slide presentation can be accessed through the companies` websites at www.tevapharm.com and www.cephalon.com.  A replay of the conference call will be available beginning at 11:30 AM EDT on May 2, 2011 through 12:00 AM EDT on May 9, 2011 and can be accessed by dialing 888-286-8010 in the United States or 617-801-6888 internationally, using participant code 91469265.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

About Cephalon

Cephalon is a global biopharmaceutical company dedicated to discovering, developing and bringing to market medications to improve the quality of life of individuals around the world. Since its inception in 1987, Cephalon has brought first-in-class and best-in-class medicines to patients in several therapeutic areas. Cephalon has the distinction of being one of the world's fastest-growing biopharmaceutical companies, now among the Fortune 1000 and a member of the S&P 500 Index, employing approximately 4,000 people worldwide. The company sells numerous branded and generic products around the world. In total, Cephalon sells more than 170 products in nearly 100 countries. More information on Cephalon and its products is available at http://www.cephalon.com.

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Additional Information:

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cephalon, Inc. (the "Company") by Teva Pharmaceutical International Ltd. ("Teva").  In connection with the proposed acquisition, Teva and the Company intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the Company`s proxy statement on Schedule 14A relating to the transaction.

INVESTORS OF THE COMPANY ARE URGED TO READ THE COMPANY`S PROXY STATEMENT RELATING TO THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain such documents free of charge through the website maintained by the SEC at www.sec.gov, at the Company's website at http://www.cephalon.com, or by contacting Innisfree M&A Incorporated at (877) 800-5186 (banks and brokers call collect at (212) 750-5833).

The Company and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of the Company`s common stock in respect of the proposed transaction.  Information about the directors and executive officers of the Company and their respective interests in the Company by security holdings or otherwise is set forth in its proxy statement relating to the 2011 annual meeting of stockholders, which was filed with the SEC on March 25, 2011.  Investors may obtain additional information regarding the interest of the participants by reading the proxy statement relating to the transaction when it becomes available.

Forward-Looking Statements

Teva`s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  The statements, analyses and other information contained herein relating to the proposed acquisition and its effects on financial and operating performance, including estimates for growth, anticipated positions in certain markets and shares in such markets, the markets for Teva and Cephalon`s products, trends in Teva and Cephalon`s operating and financial results, the future development and operation of Teva and Cephalon`s business, and the contingencies and uncertainties to which Teva and Cephalon may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, our ability to rapidly integrate Cephalon`s operations and achieve expected synergies, diversion of management time on merger-related issues, our ability to predict future market conditions with accuracy, our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, , our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our filings with the SEC.

Cephalon`s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

In addition to historical facts or statements of current condition, this press release may contain forward-looking statements. Forward-looking statements provide Cephalon`s current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, interpretation of clinical results, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, sales and earnings guidance, and other statements regarding matters that are not historical facts. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Cephalon`s performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties facing Cephalon such as those set forth in its reports on Form 8-K, 10-Q and 10-K filed with the SEC. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, Cephalon does not intend to update publicly any forward-looking statement, except as required by law. The Private Securities Litigation Reform Act of 1995 permits this discussion.

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Contacts:

For Teva	For Cephalon
Media: Denise Bradley Teva North America (215) 591-8974 denise.bradley@tevausa.com Yossi Koren Teva Pharmaceutical Industries Ltd. 972 (3) 914-8267 yossi.koren@teva.co.il

Media:

Fritz Bittenbender

Cell: (610) 457-7041

Office: (610) 883-5855

fbittenb@cephalon.com

Natalie de Vane

Cell : (610) 999-8756

Office : (610) 727-6536

ndevane@cephalon.com

Steve Lipin / Jennifer Lowney

Brunswick Group

(212) 333-3810

Investors: Kevin Mannix Teva North America (215) 591-8912 kevin.mannix@tevausa.com Elana Holzman Teva Pharmaceutical Industries Ltd. 972 (3) 926-7554 elana.holzman@teva.co.il	Investors: Chip Merritt (610) 738-6376 cmerritt@cephalon.com Joseph Marczely (610) 883-5894 jmarczely@cephalon.com Alan Miller / Scott Winter Innisfree M&A Incorporated (212) 750-5833

            Website: www.tevapharm.com

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: May 2, 2011

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